
June 8, 2012

Via Secure E-mail
Pamela G. Marrone, Ph.D.
President and Chief Executive Officer
Marrone Bio Innovations, Inc.
2121 Second St. Suite A-107
Davis, CA 85618

> **Re: Marrone Bio Innovations, Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted May 14, 2012**
> **CIK No. 0001441693**

Dear Dr. Marrone:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. We note you have relied on reports and publications from third-party sources, including Philips McDougal, The Fredonia Group, BCC Research, marketsandmarkets, and the Organic Trade Association, for data. Please provide us with the relevant portions of the materials you cite. If any such reports or publications were commissioned by you for use in connection with the registration statement, please also provide consents of such third parties pursuant to Securities Act Rule 436 with your Form S-1 or tell us why you believe you are not required to do so.

2. Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

3. Given the nature of your business, there are a number of terms used in the prospectus that may be unfamiliar to potential investors. Please revise to ensure that all such terms are adequately described or defined upon first use.

4. We note that you have identified yourself as an Emerging Growth Company in this Form S-1, your initial public offering. We also note that, pursuant to the scaled disclosure requirements of the JOBS Act, you have provided two years audited financial statements. Please confirm your understanding that to the extent you are not a smaller reporting company, you will be required to provide three years audited financial statements in your first Form 10-K filed after effectiveness of this Form S-1. For guidance, refer to Question 30 of the JOBS Act FAQ, available here: http://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm

5. Please revise your document to consistently present data chronologically either from the earliest to latest period or latest to earliest period. Currently, your Selected Financial Data presents earliest to latest (2009, 2010, then 2011) while your financial statements present the latest period first (2011 then 2010). Refer to the guidance in SAB Topic 11E.

6. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

7. Upon filing a Form S-1, please provide a currently dated consent from the independent registered public accounting firm.

Prospectus Summary, page 1

8. Please provide us with support for the following statements:

- your statement in the second to last sentence of the first paragraph on page 2 that your product formulations "possess enhanced performance characteristics, such as effectiveness, shelf life, compatibility with other pesticides and ease of use";
- your statement in the last sentence of the first paragraph on page 2 that your formulations have resulted "in a highly efficient product development process";
- each of the statements in the five bullet points in the second paragraph on page 3; and
- your statement on page 79 that your management team has extensive experience in purchasing and operating fermentation-based production facilities.

Our Technology and Product Development Process, page 1

9. Refer to the last sentence of the first paragraph on page 2. Please briefly explain how you "rapidly" commercialize products in the context of the EPA, state, and foreign regulatory approval process.

The Offering, page 9

10. We note that the underwriters have reserved shares of your common stock to be offered to certain persons and entities that have relationships with you. Please provide us with any materials given to potential purchasers of the reserved shares. Please also disclose whether shares purchased in the directed share program will be subject to lock-up agreements. If so, please briefly describe the lock-up agreements.

Summary Financial Data, page 11

11. It appears, from your discussion of the use of proceeds, that you may use a portion of the proceeds from this offering to repay your $10 million promissory note. If you elect to do so, a second "adjusted" pro forma net loss per common share presentation will be required, here and in Selected Financial Data. The shares used in this calculation should be increased to also include those common shares whose proceeds are being reflected in pro forma adjustments to the income statement (the proceeds used to repay the note). Footnotes to this adjusted pro forma presentation should make the computation of the figure transparent to investors.

Risk Factors, page 14

We rely on a single supplier based in China for a key ingredient of Regalia, page 20

12. Please revise your Business section to discuss your reliance on a single supplier based in China for a key ingredient of Regalia. In particular, please describe the ingredient, identify the supplier and discuss whether and to what extent the ingredient is available from other suppliers.

Special Note Regarding Forward-Looking Statements, page 32

13. You state that neither you nor any other person assume responsibility for the accuracy and completeness of the forward-looking statements. Please remove this disclaimer or tell us your basis for inclusion.

Use of Proceeds, page 34

14. We note your statement that you intend to fund a portion of certain investments with the proceeds of the offering. If any material amounts of other funds are necessary to

complete these investments, please state the amounts of such other funds needed for each such investment and the sources thereof.

Management's Discussion and Analysis of Financial Condition, page 44

Overview, page 44

15. Please disclose whether to date you have been subjected to pricing pressures or reduced margins because of the competitive environment you operate in and your significant reliance on distributors who also distribute competitors' products. We note in this regard the last risk factor on page 16.

Key Components of Our Results of Operations, page 46

Product Revenues, page 46

16. We note from your disclosure here that you elected to discontinue marketing the GreenMatch herbicide in 2011. Please tell us how you adjusted the inventory valuation of any remaining GreenMatch product as a result of the change in marketing strategy.

17. We note that you do not identify GreenMatch as one of your current products in your Business section or elsewhere in the prospectus. We also note that you continue to list GreenMatch as one of your products on your website. Please tell us, with a view towards revised disclosure, whether and to what extent you continue to sell GreenMatch. Please also discuss why you elected to discontinue marketing and any plans you have to discontinue manufacturing and selling this product.

License Revenues, page 46

18. We note your disclosure here that license revenues comprise revenues from distribution agreements for exclusive distribution rights for certain geographic markets or for market segments not addressed through your internal sales force, and are recorded generally by amortizing payments received at signing and for the achievement of testing validation, regulatory progress and commercialization events. To facilitate our understanding of these arrangements, please supplementally identify and describe each individual agreement under which you received significant payments in fiscal 2011 and/or in any subsequent interim period for which financial statements are provided. Describe the material terms of each such agreement, quantify the fees received and potentially receivable under the agreement and the amount recorded as revenue during the period(s). Illustrate how the amount of revenue recognized on each contract was determined. We may have further comments upon review of your response.

Cost of Product Revenues and Gross Profit, page 46

19. We note your disclosure here that, included in cost of product revenues are royalties paid on in-licensed technology used to develop certain product candidates. We also note from your Intellectual Property discussion on page 80 that these in-license agreements appear to relate to your three commercially available products as well as certain products under development, including Regalia, Grandevo, and Zequanox. Finally, we note that you expect these licensing agreements to expire in 2017 (Regalia) and in 2024 (Grandevo and Zequanox), subject to extensions. Please expand your discussion of these arrangements here to discuss these arrangements in detail similar to the first full paragraph of your discussion on page 80. Please also provide a cross-reference to the descriptions of the individual agreements provided on that page. Please also revise your discussion here to address the potential financial and operational impact to your business of the expirations of these in-licensing agreements.

Other Income/(Expense), page 48

20. We note your disclosure here that you will incur additional expenses related to the conversion of the $8.1 million convertible note, but that the amount thereof is not yet determinable.   When the offering price range is determined we assume that you intend to update your disclosures to indicate the amount of additional expense based on the mid-point of the offering price range. Please confirm or advise.

Liquidity and Capital Resources, page 53

21. Please expand your discussion of the April 2012 Point Financial credit facility to discuss the financial consequences to you if you are not compliant with certain debt covenants and Point Financial declares the entire balance of the note due and payable. Please also tell us how you intend to present the $3 million in required cash reserves in your financial statements.

Business, page 64

Our Products, page 70

22. Please disclose the anticipated time frame and estimated additional expenditures to obtain approval and bring to market each of your products that are not yet approved for sale.

Product Development, page 76

23. Please provide us with support for your statement that your "strong reputation" has resulted in many opportunities or revise to characterize as your belief.

Sales, Marketing and Distribution, page 77

Enhance distribution relationships, page 78

24. Please revise to characterize as your belief that your products have attractive profit margins and growth potential.

Executive Compensation, page 89

25. We note your disclosure in footnote (2) to the Summary Compensation Table that your named executive officers may earn cash awards based on the achievement of company-wide goals and individual goals. Please provide narrative disclosure to the Summary Compensation Table describing these goals, disclosing the actual percentage of each named executive officer's fiscal year 2011 award that was based on achievement of company-wide goals or individual goals, and disclose whether the Chief Executive Officer or Board of Directors have discretion to adjust the cash award amounts.

Principal Stockholders, page 101

26. We note that several principal stockholders have disclaimed beneficial ownership of securities "except to the extent of their pecuniary interest therein." Please note that, for the purposes of Exchange Rule 13d-3(a), beneficial ownership is not determined based on pecuniary interest. Please revise the footnotes to the Principal Stockholders table accordingly or tell us why such a disclaimer is appropriate.

Balance Sheets, page F-3

27. In view of the significant changes in capitalization that will automatically occur immediately prior to and/or immediately after the completion of your offering, please expand your presentation to also include a pro forma balance sheet assuming these conversions as contemplated by Rule 11-01(a)(8) of Regulation S-X. Pro forma net loss per share should also be presented on the face of the income statement for the most recent fiscal year and interim period, as applicable.

Note 6. Convertible Notes Payable, page F-17

28. Please expand your disclosure in this note to also indicate the conversion rate applied to the $464,000 and $50,000 notes issued in fiscal 2010 and 2009, respectively, converted with related accrued interest in March 2010, as well as the amount of total accrued interest. In this regard, it appears from your disclosure in Note 7 that these Notes were converted at $1.694/share and that total interest accrued was $5,000. Clarify in your disclosure how and when the exact conversion rate was determined.

Note 10. Stock Option Plans, page F-20

29. Reference is made to your discussion of the factors, assumptions and methodologies used in determining the fair market value of your common stock on pages 59 through 61. We may have additional comments with respect to your determinations when the offering price is set.

Note 15 – Subsequent Events

Facilities Lease, page F-26

30. We note from your disclosure here that, in March 2012, you terminated your lease originally terminating in February 2014 and amended your lease terminating in February 2015 to increase the amount of rented office space. Please tell us and revise your disclosure to indicate whether you incurred a lease termination fee or were otherwise required to provide additional consideration related to the lease terminations. If no termination fee was charged, please revise to specifically state the reason.

Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf.

Please use your Central Index Key, or CIK number, in your correspondence to us about your submission. If you did not have one when you submitted your confidential draft registration statement, we assigned one to you. You will need your CIK number to make your initial filing on EDGAR and you must take a number of steps to prepare for that filing. Following the procedures set forth in Section 3.3.1.1, of the EDGAR Filer Manual – Volume I at http://www.sec.gov/info/edgar/edgarfm-vol1-v12.pdf, you must:

- Submit a request to us to convert your EDGAR status from a paper to an electronic filer if we generated the CIK number for you.

- Request access codes and passwords to file your registration statement on the EDGAR system. If you already had a CIK number when you submitted your confidential draft, we used that number and you should confirm that you have your access codes available for filing.

If you need new or replacement EDGAR access codes and passwords, we suggest that you complete the process to obtain them well in advance of your targeted filing date. Please call the Division's Filer Support team at 202-551-8900 (choose option number four) if you have questions about this process. If you do call, please make sure to tell us that we have already assigned a CIK number to your company and have that number available.

- Make any necessary changes to your contact information and business and mailing addresses in EDGAR prior to making your initial filing so we can contact you about your filing.

When you publicly file your confidential draft registration statement and amendments on EDGAR in accordance with Section 106(a) of the JOBS Act, please:

- Attach each submission, including exhibits, to your initial registration statement as a separate Exhibit 99 document and clearly identify each confidential submission attached as an Exhibit 99 document (e.g., "Confidential Draft # 1"). Do not attach submissions marked to show changes from earlier submissions.

- Submit each item of correspondence you sent to us in connection with your confidential draft submissions, including your responses to our comments, as a separate "CORRESP" submission on EDGAR.

As you prepare correspondence to us in connection with your confidential draft registration statement, please keep in mind that we will expect you to submit that same correspondence on EDGAR so that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (SEC Staff to Release Filing Review Correspondence Earlier). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Amy Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief